EXHIBIT 99.1

NUMBER AND DESIGNATION OF,
AND RIGHTS, PRIVILEGES, RESTRICTIONS AND
CONDITIONS ATTACHING TO, THE
7% CUMULATIVE PREFERENCE SHARES, SERIES 1

The first series of Preference Shares of the Corporation shall consist of an unlimited number of Preference Shares, which shares shall be designated as "7% Cumulative Preference Shares, Series 1" (collectively, the "Series 1 Shares"), with each Series 1 Share having a stated value of US$25.00 and all of which, in addition to the rights, privileges, restrictions and conditions attached to the Preference Shares of the Corporation as a class, shall have attached thereto the following rights, privileges, restrictions and conditions:

ARTICLE 1
DEFINITIONS AND INTERPRETATION

1.1           Definitions

In addition to the other defined words and phrases contained herein, as used herein, the following terms shall have the following meanings, respectively:

(a)
"accrued and unpaid dividends" means the aggregate of: (i) all unpaid dividends on the Series 1 Shares for any Dividend Period; and (ii) the amount calculated on the basis that dividends on each Series 1 Share have been accruing on a day-to-day basis from and including the date on which the last dividend in respect of the most recently completed Dividend Period was payable up to and including the date to which the computation of accrued dividends is to be made;

(b)	"Act" means the Business Corporations Act (Ontario), as amended, re-enacted or replaced from time to time;

(c)	"Board" means the board of directors of the Corporation from time to time;

(d)
"Business Day" means a day other than a Saturday, a Sunday, any day that is a statutory or civic holiday in the jurisdiction in which the Corporation's registered office is located and any day on which the TSX or Nasdaq is not open for the regular conduct of business;

(e)	"Corporation Conversion Date" has the meaning given thereto in Section 3.4 hereof;

(f)	"Dividend Payment Date", in respect of the dividends payable on the Series 1 Shares, means the last day of each of the months of March, June, September and December in each year;

(g)
"Dividend Period" means the period from and including the date of initial issue of the Series 1 Shares up to but excluding September 30, 2007, being the first Dividend Payment Date, and, thereafter, the period from and including each Dividend Payment Date to but excluding the next succeeding Dividend Payment Date;

(h)
"in priority to", "on a parity with" and "junior to" have reference to the order of priority in payment of dividends and in the distribution of assets in the event of any liquidation, dissolution or winding up of the Corporation, whether voluntary or involuntary, or other distribution of the assets of the Corporation among its shareholders for the purpose of winding up its affairs;

(i)
"Market Price" means the weighted average trading price of the Subordinate Voting Shares traded: (i) on Nasdaq for the 20 consecutive trading days ending on the fourth day prior to the date specified for conversion, or, if such fourth day is not a trading day, the immediately preceding trading day; or (ii) if the Subordinate Voting Shares do not trade on Nasdaq on the date specified for conversion, on the TSX or such other exchange or trading system with the greatest volume of Subordinate Voting Shares traded during such 20 trading day period, and if such weighted average trading price shall not be expressed in United States dollars, the US Dollar Equivalent shall be used;

(j)	"Nasdaq" means The NASDAQ Stock Market (or its successor);

(k)
"ranking as to capital" and similar expressions mean ranking with respect to priority in the distribution of assets of the Corporation in the event of any liquidation, dissolution or winding-up of the Corporation, whether voluntary or involuntary, or any other distribution of the assets of the Corporation among its shareholders for the purpose of winding-up its affairs;

(l)	"ranking as to dividends" and similar expressions mean ranking with respect to priority in the payment of dividends by the Corporation;

(m)	"Redemption Date" has the meaning given thereto in Section 3.4 hereof;

(n)	"Redemption Price" has the meaning given thereto in Section 3.2 hereof;

(o)	"Series 1 Dividends" has the meaning given thereto in Section 2.1 hereof;

(p)
"Subordinate Voting Shares" means the class of shares in the capital of the Corporation designated as "Subordinate Voting Shares", provided that, if such shares are, at any time or times, subdivided, consolidated, reclassified or otherwise changed into other shares, then "Subordinate Voting Shares" shall mean such other shares, collectively; and "Subordinate Voting Share" means any one of the Subordinate Voting Shares, individually;

(q)	"SVS Conversion Number" has the meaning given thereto in Section 3.3 hereof;

(r)	"Transfer Agent" has the meaning given thereto in Section 3.4 hereof;

(s)	"TSX" means the Toronto Stock Exchange (or its successor);

(t)
"US Dollar Equivalent" means, in respect of an amount not expressed in United States dollars (the "Non-US Currency Amount") at any date, the product obtained by multiplying: (a) the Non-US Currency Amount by (b) the exchange rate for such non-United States currency into United States dollars in effect at 12:00 p.m. (Eastern Time) on such date as posted by the bankers of the Corporation or such other exchange rate on such date for such non-United States currency into United States dollars as may be determined by the Board to be appropriate for such purpose; and

(u)	"Weighted Price" means the greater of: (i) US$2.00; and (ii) 95% of the Market Price.

1.2           Dates

In the event that any date on which any dividend on the Series 1 Shares is payable by the Corporation, or on or by which any other action is required to be taken by the Corporation or the holders of Series 1 Shares hereunder, is not a Business Day, then such dividend shall be payable, and such other action shall be required to be taken, on or by the next succeeding day that is a Business Day.

1.3           Registered Holders

All references herein to a holder of Series 1 Shares shall be interpreted as referring to the registered holder of Series 1 Shares.

1.4           Currency

All dollar amounts referenced herein are expressed in United States dollars and all payments contemplated hereunder shall be made in United States funds.

ARTICLE 2
DIVIDENDS

2.1           Payment of Dividends

The holders of the Series 1 Shares shall be entitled to receive, and the Corporation shall pay thereon, if, as and when declared by the Board out of moneys of the Corporation properly applicable to the payment of dividends, fixed, cumulative, preferential, cash dividends (the "Series 1 Dividends") payable, with respect to each Dividend Period, on the Dividend Payment Date immediately following the end of such Dividend Period, at the rate of US$1.75 per Series 1 Share per annum accruing daily from and after the date of issue (which shall be calculated on a 365 or 366 day basis, being the actual number of days in the year in which the amount is to be ascertained), the first of such dividends to be payable on September 30, 2007 and to be in an amount per share determined in accordance with Section 2.2.

2.2           Dividend for Other than a Full Dividend Period

The holders of the Series 1 Shares shall be entitled to receive, and the Corporation shall pay thereon, if, as and when declared by the Board out of moneys of the Corporation properly applicable to the payment of dividends, fixed, cumulative, preferential, cash dividends for any period which is less or more than a full Dividend Period as follows:

(a)
in respect of the period beginning on and including the date of initial issue of the Series 1 Shares up to but excluding September 30, 2007 (the "Initial Dividend Period"), a dividend in an amount per Series 1 Share equal to the amount obtained (rounded to four decimal places) where US$1.75 is multiplied by a fraction, the numerator of which is the number of a calendar days from and including the date of initial issue of the Series 1 Shares up to but excluding September 30, 2007 and the denominator of which is 365. The Series 1 Dividend payable for the Initial Dividend Period as calculated by this method shall be US$0.2877 per Series 1 Share if the initial issue date of the Series 1 Shares is August 1, 2007; and

(b)
in respect of any period other than the Initial Dividend Period that is more or less than a full Dividend Period, a dividend in an amount per Series 1 Share equal to the amount obtained (rounded to four decimal places) where US$1.75 is multiplied by a fraction, the numerator of which is the number of calendar days in the relevant period (which shall include the first day of such period but exclude the last day of such period) and the denominator of which is the number of calendar days in the year in which such period falls.

2.3           Payment Procedure

The Corporation shall pay the dividends on the Series 1 Shares on the relevant Dividend Payment Date (less any tax required to be deducted or withheld by the Corporation) by electronic funds transfer or cheque(s) drawn on a Canadian chartered bank or trust company and payable in lawful money of the United States at any branch of such bank or trust company in Canada or in such other manner, not contrary to applicable law, as the Corporation shall reasonably determine. The delivery or mailing of any cheque to a holder of Series 1 Shares (in the manner provided for in Section 7.1 hereof) or the electronic transfer of funds to an account specified by such holder shall be a full and complete discharge of the Corporation's obligation to pay the dividends to such holder to the extent of the sum represented thereby (plus the amount of any tax required to be and in fact deducted and withheld by the Corporation from the related dividends as aforesaid and remitted to the proper taxing authority), unless such cheque is not honoured when presented for payment. Subject to applicable law, dividends which are represented by a cheque which has not been presented to the Corporation's bankers for payment or otherwise remain unclaimed for a period of six years from the date on which they were declared to be payable may be reclaimed and used by the Corporation for its own purposes.

2.4           Cumulative Payment of Dividends

If on any Dividend Payment Date, the Series 1 Dividends accrued to such date are not paid in full on all of the Series 1 Shares then outstanding, such Series 1 Dividends, or the unpaid part thereof, shall be paid (less any tax required to be deducted or withheld by the Corporation) on a subsequent date or dates determined by the Board on which the Corporation shall have sufficient monies properly applicable to the payment of such Series 1 Dividends.

2.5           Entitlement to Dividends

The holders of Series 1 Shares shall not be entitled to any dividends other than or in excess of the cumulative preferential cash dividends herein provided for.

ARTICLE 3
REDEMPTION, CONVERSION AND PURCHASE

3.1           General

Subject to Article 5 hereof, and to the extent permitted by applicable law and regulatory requirements, the Series 1 Shares may be redeemed, converted or purchased by the Corporation as provided in this Article 3.
3.2           Corporation's Redemption Rights

The Series 1 Shares shall be redeemable at the option of the Corporation at any time and from time to time on or after the date of issue. The Corporation may, upon giving notice as provided in Section 3.4, redeem at any time the whole or from time to time any part of the then outstanding Series 1 Shares by payment of an amount in cash for each Series 1 Share so redeemed of:
(a)	US$26.00 per share if redeemed on or after August 1, 2007 and prior to August 1, 2008;
(b)	US$25.75 per share if redeemed on or after August 1, 2008 and prior to August 1, 2009;
(c)	US$25.50 per share if redeemed on or after August 1, 2009 and prior to August 1, 2010;
(d)	US$25.25 per share if redeemed on or after August 1, 2010 and prior to August 1, 2011; and
(e)	US$25.00 per share if redeemed on or after August 1, 2011;
plus, in each case, an amount equal to all accrued and unpaid dividends thereon up to, but excluding, the date fixed for redemption (less any tax required to be deducted or withheld by the Corporation) (the "Redemption Price"). If less than all of the then outstanding Series 1 Shares are at any time to be redeemed at the option of the Corporation, the particular Series 1 Shares to be redeemed shall be selected on a pro rata basis (disregarding fractions).

3.3           Corporation's Conversion Rights

The Series 1 Shares shall be convertible into Subordinate Voting Shares at the option of the Corporation at any time and from time to time on or after the date of issue. Subject to applicable law and any required regulatory approval, including the approval, if necessary, of the TSX, Nasdaq and/or such other exchange or market upon which the Subordinate Voting Shares are then listed, the Corporation may, by giving notice as provided in Section 3.4, at any time convert the whole or from time to time any part of the then outstanding Series 1 Shares into fully paid, non-assessable and freely tradeable Subordinate Voting Shares on the basis that the Series 1 Shares of each holder called for conversion by the Corporation will be converted into (subject to the exception as to fractions contained in Section 3.11 hereof) that number (the holder's "SVS Conversion Number") of Subordinate Voting Shares as is equal to the product of:

(a)	the number obtained when

(i)
the Redemption Price (which, for greater certainty, shall include an amount equal to all accrued and unpaid dividends per Series 1 Share up to, but excluding, the date fixed for conversion (less any tax required to be deducted or withheld by the Corporation)), is divided by

(ii)	the Weighted Price,

with the result of that calculation being rounded upward to the nearest 1/100 of a Subordinate Voting Share; and

(b)	the number of Series 1 Shares of such holder being converted.

If less than all of the then outstanding Series 1 Shares are at any time to be converted at the option of the Corporation, the particular Series 1 Shares to be converted shall be selected on a pro rata basis (disregarding fractions).

3.4           Notice of Redemption or Conversion

Notice of redemption or conversion of Series 1 Shares pursuant to Sections 3.2 or 3.3, respectively, shall be given to each holder of Series 1 Shares to be redeemed or converted, as applicable, by the Corporation not less than 30 and not more than 60 days prior to the date fixed for redemption or conversion, as applicable. Any notice of redemption or conversion of Series 1 Shares by the Corporation shall be validly and effectively given on the date on which it is sent to each holder of Series 1 Shares to be redeemed or converted, as applicable, in the manner provided for in Section 7.1. Such notice, in each case, shall set out:
(a)	the date (the "Redemption Date" or the "Corporation Conversion Date", as the case may be) on which the redemption or conversion is to take place;

(b)	unless all the Series 1 Shares held by the holder to whom it is addressed are to be redeemed or converted, the number of Series 1 Shares so held which are to be redeemed or converted;

(c)	whether the Corporation shall redeem or convert such Series 1 Shares;

(d)	the Redemption Price or the method of determining the SVS Conversion Number, as the case may be; and

(e)
where the Series 1 Shares are to be converted into Subordinate Voting Shares, the advice that such Subordinate Voting Shares will be registered in the name of the registered holder of the Series 1 Shares to be converted unless the transfer agent for the Series 1 Shares (the "Transfer Agent") receives from such holder, on or before the tenth day prior to the Corporation Conversion Date, at the principal transfer office for the Transfer Agent in the City of Toronto, Ontario, Canada, written notice in a form and executed in a manner satisfactory to the Transfer Agent directing the Corporation to register such Subordinate Voting Shares in some other name or names (the "Transferee") and stating the name or names (with addresses) accompanied by payment to the Transfer Agent of any transfer tax that may be payable by reason thereof and a written declaration of such matters as may be required by law in order to determine the entitlement of such Transferee to hold such Subordinate Voting Shares.

3.5           Payment of Redemption Price

On and after the Redemption Date, the Corporation shall pay or cause to be paid to the holders of the Series 1 Shares so called for redemption the Redemption Price therefore on presentation and delivery at the principal transfer office of the Transfer Agent in the City of Toronto, Ontario, Canada or such other place or places in Canada designated in the notice of redemption, of the certificate or certificates representing the Series 1 Shares so called for redemption. Such payment shall be made by electronic funds transfer to an account specified by such holder or by cheque drawn on a Canadian chartered bank or trust company in the amount of the Redemption Price and such electronic transfer of funds or the delivery or mailing of such cheque (in the manner provided for in Section 7.1) shall be a full and complete discharge of the Corporation's obligation to pay the Redemption Price owed to the holders of Series 1 Shares so called for redemption to the extent of the sum represented thereby unless such cheque is not honoured when presented for payment. From and after the Redemption Date, the holders of Series 1 Shares called for redemption shall cease to be entitled to dividends or to exercise any of the rights of holders of Series 1 Shares in respect of such shares except the right to receive therefor the Redemption Price, provided that if payment of such Redemption Price is not duly made in accordance with the provisions hereof, then the rights of such holders shall remain unimpaired. If less than all the Series 1 Shares represented by any certificate shall be redeemed, a new certificate for the balance shall be issued without cost to the holder. Subject to applicable law, redemption monies which remain unclaimed for a period of six years from the Redemption Date may be reclaimed and used by the Corporation for its own purposes.

3.6           Deposit of Redemption Price

The Corporation shall have the right, at any time after mailing a notice of redemption, to deposit the aggregate Redemption Price of the Series 1 Shares thereby called for redemption, or such part thereof as at the time of deposit has not been claimed by the holders entitled thereto, in a special account with a Canadian chartered bank or trust company named in the notice of redemption in trust for the holders of such shares, and upon such deposit being made or upon the Redemption Date, whichever is the later, the Series 1 Shares in respect of which such deposit shall have been made shall be deemed to be redeemed on the Redemption Date and the rights of each holder thereof shall be limited to receiving, without interest, his, her or its proportionate part (after taking into account any amounts deducted or withheld on account of tax in respect of such holder) of the Redemption Price so deposited upon presentation and surrender of the certificate or certificates representing the Series 1 Shares so redeemed. Any interest on any such deposit shall belong to the Corporation. Subject to applicable law, redemption monies which remain unclaimed (whether so on deposit or otherwise) for a period of six years from the Redemption Date may be reclaimed and used by the Corporation for its own purposes.

3.7           Delivery of Share Certificates Upon Conversion

Subject to Section 3.9 hereof, in the case of a conversion of Series 1 Shares into Subordinate Voting Shares, on and after the Corporation Conversion Date, the Corporation shall deliver to each holder of Series 1 Shares so called for conversion a certificate representing the whole number of the holder's SVS Conversion Number of Subordinate Voting Shares on presentation and delivery by the holder at the principal transfer office of the Transfer Agent in the City of Toronto, Ontario, Canada, or such other place or places in Canada designated in the notice of conversion, of the certificate or certificates representing the Series 1 Shares so called for conversion and any payment with respect to a fraction of a Subordinate Voting Share as contemplated by Section 3.11. Subject to Section 3.9, the Corporation shall deliver or cause to be delivered certificates representing such Subordinate Voting Shares registered in the names of the holders of Series 1 Shares to be converted, or as such holders shall have directed as contemplated by subsection 3.4(e) hereof. Series 1 Shares so converted shall be converted effective on the Corporation Conversion Date. From and after the Corporation Conversion Date, the holders of Series 1 Shares so converted shall cease to be entitled to dividends on such Series 1 Shares or to exercise any of the rights of holders of Series 1 Shares in respect of such shares except the right to receive therefor a certificate representing the whole number of the holder's SVS Conversion Number of Subordinate Voting Shares and any payment with respect to a fraction of a Subordinate Voting Share as contemplated by Section 3.11, and the holder thereof shall become a holder of Subordinate Voting Shares of record, effective on the Corporation Conversion Date. If less than all the Series 1 Shares represented by any certificate shall be converted, a new certificate for the balance shall be issued without cost to the holder.

3.8           Declaration of Dividends in Respect of Series 1 Shares to be Redeemed or Converted

In the event that a dividend is declared by the Board in respect of any Dividend Period during which the Series 1 Shares are redeemed or converted into Subordinate Voting Shares at the option of the Corporation, notwithstanding the provisions of Section 2.3 hereof, no cheque shall be issued in payment of such dividend; rather, the amount of such dividend declared shall be considered to be an accrued and unpaid dividend for purposes of Section 3.2 or subsection 3.3(a)(i), as applicable.

3.9           Non-Residents

Upon exercise by the Corporation of its right to convert Series 1 Shares into Subordinate Voting Shares, the Corporation is not required to (but may at its option) issue Subordinate Voting Shares to any person whose address is, or whom the Corporation or the Transfer Agent has reason to believe is a resident of any jurisdiction, outside of Canada to the extent that such issue would require compliance by the Corporation with the securities or other laws of such jurisdiction. In the event that the Corporation elects to not issue Subordinate Voting Shares to any holder of Series 1 Shares pursuant to the preceding sentence, the Corporation may elect to pay to such holder, in lieu of the Subordinate Voting Shares to which the holder would otherwise be entitled to receive under Section 3.7 upon conversion of such holder's Series 1 Shares, an amount in cash equal to the product of: (a) the Market Price; and (b) the SVS Conversion Number of the Subordinate Voting Shares to which the holder would otherwise be entitled to receive under Section 3.7 upon conversion of such holder's Series 1 Shares (less any tax required to be deducted or withheld by the Corporation). In the event that the Corporation makes any such payment in respect of the holder's Series 1 Shares, such Series 1 Shares shall be considered to have been redeemed, rather than converted, for purposes hereof and such payment shall be a full and complete discharge of the Corporation's obligation to pay all amounts owing to such holder on such redemption.

3.10           Purchase for Cancellation

Subject to applicable law and to the provisions described in Article 5 hereof, the Corporation may at any time purchase (if obtainable) for cancellation the whole or any part of the Series 1 Shares outstanding from time to time, in the open market through or from an investment dealer or any firm holding membership on a recognized stock exchange or market, by private agreement, pursuant to tenders received by the Corporation upon an invitation for tenders addressed to all holders of Series 1 Shares or otherwise, at the lowest price or prices at which, in the opinion of the Board, such shares are obtainable.

3.11           Avoidance of Fractional Shares

In any case where a fraction of a Subordinate Voting Share would otherwise be issuable on conversion of one or more Series 1 Shares, the Corporation shall adjust such fractional interest by payment by cheque in an amount equal to the then market price of such fractional interest computed on the basis of the Weighted Price determined in respect of the relevant Corporation Conversion Date.

ARTICLE 4
VOTING RIGHTS

4.1           Voting Rights

Except as otherwise required by law or in the conditions attaching to the Preference Shares as a class, the holders of Series 1 Shares shall not be entitled to receive notice of, attend at, or vote at any meeting of shareholders of the Corporation, including, for greater certainty, at any meeting relating to a proposal to effect an exchange of the Series 1 Shares by way of an amalgamation or plan of arrangement involving the Corporation provided that the rights, privileges, restrictions and conditions of the Series 1 Shares are not removed or changed and provided that no class of shares of the Corporation superior to the Series 1 Shares is created.

ARTICLE 5
RESTRICTIONS ON RETIREMENT OF SHARES

5.1           Restrictions on Retirement of Shares

So long as any of the Series 1 Shares are outstanding, the Corporation shall not, without the prior approval of the holders of the outstanding Series 1 Shares given in the manner hereinafter specified, redeem, call for redemption, purchase for cancellation or otherwise retire or make any return of capital in respect of less than all of the Series 1 Shares then outstanding unless at the date of such redemption, call for redemption, purchase for cancellation or reduction, retirement or return of capital, as the case may be, all dividends then accrued and unpaid up to and including the most recent applicable Dividend Payment Date for the last completed Dividend Period for which dividends shall be payable shall have been declared and paid or set apart for payment.

ARTICLE 6
ELECTION UNDER THE INCOME TAX ACT

6.1           Election Under the Income Tax Act (Canada)

The Corporation shall elect under Section 191.2(1) of the Income Tax Act (Canada) or any successor or replacement provision of similar effect, and take all other necessary action under such Act, to pay or cause payment of tax under Section 191.1 of such Act, or any successor or replacement provision of similar effect, at a rate such that no corporate holder of the Series 1 Shares will be required to pay tax on dividends received (or deemed to be received) on the Series 1 Shares under Section 187.2 of Part IV.1 of such Act or any successor or replacement provision of similar effect. Such election shall be made in the manner prescribed by such Act and shall be filed within the time provided under Section 191.2(a) of such Act. For the purposes of Section 191(4) of such Act, US$25.00 is hereby specified in respect of each Series 1 Share.

ARTICLE 7
NOTICE

7.1           Notices

Any notice, cheque, invitation for tenders or other communication form the Corporation herein provided for shall be sufficiently given, sent or made if delivered or if sent by first class unregistered mail, postage prepaid, to the holders of the Series 1 Shares at their respective addresses appearing on the books of the Corporation, or, in the case of joint holders, to the address of the holder whose name appears first on the books of the Corporation as one of such joint holders, or, in the event of the address of any of such holders not so appearing, then at the last address of such holder known to the Corporation. Accidental failure to give such notice, invitation for tenders or other communication to one or more holders of the Series 1 Shares shall not affect the validity of the notices, invitations for tenders or other communications properly given or any action taken pursuant to such notice, invitation for tender or other communication but, upon such failure being discovered, the notice, invitation for tenders or other communication, as the case may be, shall be sent forthwith to such holder or holders.

If any notice, cheque, invitation for tenders or other communication from the Corporation given to a holder of Series 1 Shares pursuant to this Section 7.1 is returned on three consecutive occasions because the holder cannot be found, the Corporation shall not be required to give or mail any further notices, cheques, invitations for tenders or other communications to such holder until the holder informs the Corporation in writing of such holder's new address.

If the Board determines that mail service is, or is threatened to be, interrupted at the time when the Corporation is required or elects to give any notice hereunder by mail, or is required to send any cheque or any share certificate to a holder, whether in connection with the redemption or conversion of such share or otherwise, the Corporation may, notwithstanding the provisions hereof:

(a)
give such notice by publication thereof once in a newspaper having national circulation in Canada or, if there is no newspaper having national circulation in Canada, in an English language newspaper of general circulation published in each of Vancouver, Calgary, Toronto and Montreal and such notice shall be deemed to have been validly given on the day next succeeding its publication; and

(b)
fulfill the requirement to send such cheque or such share certificate by arranging for the delivery thereof to such holder by the Transfer Agent at its principal offices in the City of Toronto, Ontario, Canada, and such cheque and/or share certificate shall be deemed to have been sent on the date on which notice of such arrangement shall have been given as provided in (a) above, provided that as soon as the Board determines that mail service is no longer interrupted or threatened to be interrupted, such cheque or share certificate, if not theretofore delivered to such holder, shall be sent by mail as herein provided.

ARTICLE 8
MODIFICATION

8.1           Modification

The provisions attaching to the Series 1 Shares as a series may be deleted, varied, modified, amended or amplified from time to time with such approval as may then be required by the Act, any such approval to be given in accordance with Article 9 hereof and with any required approvals of any stock exchanges or markets on which the Series 1 Shares may be listed.

ARTICLE 9
APPROVAL OF HOLDERS OF SERIES 1 SHARES

9.1           Approval of Holders of Series 1 Shares

Except as otherwise provided herein, any approval of the holders of the Series 1 Shares with respect to any matters requiring the consent of such holders may be given in such manner as may then be required by applicable law, subject to a minimum requirement that such approval be given by a resolution signed by all such holders or passed by the affirmative vote of not less than a majority of the votes cast by the holders who voted in respect of that resolution at a meeting of the holders duly called for that purpose and at which the holders of at least ten percent (10%) of the outstanding Series 1 Shares are present in person or represented by proxy. If at any such meeting, the holder(s) of ten percent (10%) of the outstanding Series 1 Shares are not present in person or represented by proxy within one-half hour after the time appointed for such meeting, then the meeting shall be adjourned to such date not less than fifteen (15) days thereafter and to such time and place as may be designated by the chairperson of such meeting, and not less than ten (10) days' written notice shall be given of such adjourned meeting. At such adjourned meeting, the holders(s) of Series 1 Shares present in person or represented by proxy shall form the necessary quorum and may transact the business for which the meeting was originally called and a resolution passed thereat by the affirmative vote of not less than a majority of the votes cast at such meeting shall constitute the approval of the holders of the Series 1 Shares.

9.2           Formalities, etc.

The proxy rules applicable to, the formalities to be observed in respect of the giving notice of, and the formalities to be observed in respect of the conduct of, any meeting or any adjourned meeting of holders of the Series 1 Shares shall be those required by law, as may from time to time be supplemented by the by-laws of the Corporation. On every poll taken at every meeting of holders of the Series 1 Shares as a series, each holder entitled to vote thereat shall have one (1) vote in respect of each Series 1 Share held.

ARTICLE 10
RIGHTS ON LIQUIDATION

10.1           Rights on Liquidation

In the event of the liquidation, dissolution or winding-up of the Corporation or other distribution of assets of the Corporation among its shareholders for the purpose of winding up its affairs, whether voluntary or involuntary, subject to the prior satisfaction of the claims of all creditors of the Corporation and of holders of shares of the Corporation ranking prior to the Series 1 Shares, if any, the holders of the Series 1 Shares shall be entitled to receive an amount equal to US$25.00 per Series 1 Share, together with an amount equal to all accrued and unpaid dividends up to, but excluding, the date of payment (less any tax required to be deducted and withheld by the Corporation), before any amount is paid or any assets of the Corporation are distributed to the holders of any shares of the Corporation ranking junior as to capital to the Series 1 Shares. Upon payment to the holders of the Series 1 Shares of the amounts so payable to them, they shall not be entitled to share in any further distribution of the assets of the Corporation.

ARTICLE 11
WITHHOLDING AND TRANSFER TAXES

11.1           Withholding Taxes

For greater certainty, and notwithstanding any other rights, privileges, restrictions and conditions attaching to the Series 1 Shares, the Corporation shall be entitled to deduct and withhold any amounts required by it to be deducted and withheld on account of any taxes from any amounts (including shares) payable or otherwise deliverable in respect of the Series 1 Shares, including on the redemption, cancellation or conversion of the Series 1 Shares. To the extent that any amounts are withheld, such withheld amounts shall be treated for all purposes hereof as having been paid or delivered to the person or entity in respect of which such deduction or withholding was made. The Corporation is hereby authorized to sell or otherwise dispose of any shares otherwise deliverable to a holder of Series 1 Shares on the conversion of such Series 1 Shares in order to meet the withholding requirement in this Section 11.1

11.2           Transfer Taxes

For greater certainty, and notwithstanding any other rights, privileges, restrictions and conditions attaching to the Series 1 Shares, the Corporation shall not be required to pay any tax which may be imposed upon the person or entity (or persons or entities) to whom Subordinate Voting Shares are issued in connection with the conversion of Series 1 Shares into Subordinate Voting Shares in respect of the issuance of such Subordinate Voting Shares or the certificate therefor or which may be payable in respect of any transfer involved in the issuance and delivery of any such certificate in the name or names other than that of the holder of the Series 1 Shares or deliver such certificate, unless the person or entity (or persons or entities) requesting the issuance thereof shall have paid to the Corporation the amount of such tax or shall have established to the satisfaction of the Corporation that such tax has been paid.